EXHIBIT 11.1
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                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



For the Seven Months Ended December 31, 1998


1.    Net income                                              $     1,647,424

2.    Total weighted average common shares outstanding        $     5,943,073

3.    Basic earnings per share                                $     0.28

4.    Diluted earnings per share                              $     0.28